Exhibit 5.10

CONSENT OF L-B. DENONCOURT

The undersigned hereby consents to the use of his report “Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso, dated January 31, 2020” with an effective date of November 6, 2019, and the information contained in it (not including any information prepared subsequent to January 31, 2020) and “Technical Report on the Boto Feasibility Study, Senegal dated February 10, 2020, with an effective date of December 31, 2019, and the information contained in it (not including any information prepared subsequent to February 10, 2020). The undersigned hereby consents to the use of their reports, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form F-10 of IAMGOLD Corporation.

By:	/s/ Luc-Bernard Denoncourt
Luc-Bernard Denoncourt, ing.
Project Director,
IAMGOLD Corporation

Dated: September 1, 2022